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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                 SCHEDULE 14D-9
                                (AMENDMENT NO. 5)
                   SOLICITATION/RECOMMENDATION STATEMENT UNDER
             SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

                                 EXEGENICS INC.
                            (NAME OF SUBJECT COMPANY)

                                 EXEGENICS INC.
                        (NAME OF PERSON FILING STATEMENT)


                     COMMON STOCK, PAR VALUE $0.01 PER SHARE
                (INCLUDING THE ASSOCIATED SHARE PURCHASE RIGHTS)
         SERIES A CONVERTIBLE PREFERRED STOCK, PAR VALUE $0.01 PER SHARE
                         (TITLE OF CLASS OF SECURITIES)


                              301610 (COMMON STOCK)
                   (CUSIP NOT APPLICABLE FOR PREFERRED STOCK)
                      (CUSIP NUMBER OF CLASS OF SECURITIES)

                             RONALD L. GOODE, PH.D.
                                 EXEGENICS INC.
                                2110 RESEARCH ROW
                               DALLAS, TEXAS 75235
                                 (214) 358-2000
            (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED
                TO RECEIVE NOTICE AND COMMUNICATIONS ON BEHALF OF
                          THE PERSON FILING STATEMENT)

                                    COPY TO:

                             JOEL I. PAPERNIK, ESQ.
               MINTZ, LEVIN, COHN, FERRIS, GLOVSKY AND POPEO, P.C.
                                666 THIRD AVENUE
                                   24TH FLOOR
                            NEW YORK, NEW YORK 10017
                                 (212) 935-3000

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.




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         This Final Amendment amends and supplements the
Solicitation/Recommendation Statement on Schedule 14D-9 initially filed with the Securities and Exchange Commission on July 25, 2003 (the "Schedule 14D-9"), by eXegenics Inc., a Delaware corporation ("eXegenics"), relating to the exchange offer made by AVI BioPharma, Inc. (the "Purchaser"), an Oregon corporation, as set forth in a Tender Offer Statement filed by the Purchaser on Schedule TO, dated July 25, 2003 (the "Schedule TO"), for all of the outstanding common stock, par value $0.01 per share, of eXegenics, and Series A convertible preferred stock, par value $0.01 per share of eXegenics (together, the "Shares"), upon the terms and subject to the conditions set forth in the Schedule TO. Unless otherwise indicated, all capitalized terms used but not defined herein shall have the meanings ascribed to them in the Schedule 14D-9.

      The Purchaser's offer expired at midnight New York City time on August 29, 2003. Based on information provided by the exchange agent for the offer, approximately 2,811,291 shares of eXegenics common stock and 65,932 shares of eXegenics preferred stock were validly tendered during the offering period, including 104,832 shares of eXegenics common stock that were subject to notices of guaranteed delivery. These totals represent approximately 16.72% of the total outstanding shares of eXegenics common stock and 7.24% of the total outstanding shares of eXegenics preferred stock, or 16.83% of the total outstanding shares of capital stock, calculated on an as-converted basis. An insufficient number of shares of eXegenics capital stock which were tendered pursuant to the offer to satisfy the conditions of the Agreement and Plan of Merger, dated as of July 16, 2003, by and among Purchaser and eXegenics. On September 2, 2003, Purchaser informed eXegenics of its termination of the Agreement and Plan of Merger in accordance with its terms and its withdrawal of the offer. Accordingly, Purchaser will not accept for exchange the shares of eXegenics common stock and eXegenics preferred stock tendered pursuant to the offer, and all such shares delivered to the exchange agent will be promptly returned. On September 2, 2003, Purchaser filed the Final Amendment to its Schedule TO, announcing the termination of its offer.

ITEM 8. ADDITIONAL INFORMATION.

Item 8 of the Schedule 14D-9 is hereby amended to add the following:

         On September 4, 2003, eXegenics issued a press release, a copy of which is filed herewith as Exhibit 16 and incorporated herein by reference.

ITEM 9. EXHIBITS.

Item 9 of the Schedule 14D-9 is hereby amended by adding the following thereto:

EXHIBIT NO.

Exhibit 16. Press Release issued by eXegenics on September 4, 2003.






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                                    SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                      EXEGENICS INC.

                                      By:         /s/ RONALD L. GOODE
                                          -------------------------------------
                                                      RONALD L. GOODE
                                          CHAIRMAN, CHIEF EXECUTIVE OFFICER AND
                                                         PRESIDENT



Dated: September 4, 2003